FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2021 Earnings presentation

H1’21 Earnings Presentation All. Together. Now. 28 July 2021

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 26 February 2021, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q2 2021 Financial Report, published as Inside Information on 28 July 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

4 Index 1 Highlights and Group performance Appendix 3 Business areas review Key takeaways 2 4

5 H1’21 Highlights Note: changes in constant euros (1) Q1’21: -EUR 530 mn (net of tax) mainly due to expected restructuring charges for FY21 (2) As indicated by the consolidating supervisor, a pay-out of 50%, the maximum within the target range (40%-50%), was applied for the calculation of the capital ratio Growth • Net operating income up 13% YoY driven by the 8% increase in total income (volumes: +2% loans; +4% deposits; +18% mutual funds) and efficiency improvement • Widespread growth across regions and businesses • Greater revenue generation and improved efficiency driven by increased digitalization • Strong digital adoption: 52% of sales through digital channels in H1’21 (44% in H1’20) and 45 million digital customers (+14% YoY) Profitability • Q2'21 profit of EUR 2,067 mn. Excluding SRF contribution: +8% QoQ • H1’21 Group attributable profit of EUR 3,675 mn1 and H1’21 underlying profit of EUR 4,205 mn (+153% YoY) • Increased profitability: underlying RoTE of 12.6% and underlying EPS of EUR 22.7 cents • We announced an agreement to acquire Amherst Pierpont and a proposal to acquire the minorities SHUSA does not own (20%) in SC USA Strength • Cost of credit improved to 0.94%. Loan-loss reserves stood at EUR 24 bn, with a coverage ratio of 73% • CET1 ratio of 12.11% with continued organic generation (7 bps in Q2’212). In addition, regulatory and models’ impact (-24 bps) • TNAVps increased 4% QoQ to EUR 3.98 as of June 2021 Broad-based growth in H1’21 while we focus on building a more resilient, inclusive and greener business

6 Greater revenue generation (+8% YoY) and improved efficiency driven by increased digitalization Total customers 150 mn +3% # Digital transactions 1,757 mn +38% Top 3 NPS in 7 markets Digital sales 52% +8 pp H1’21 and YoY changes Efficiency 45.7% -159 bps Total income >EUR 22 bn +8% Net operating income >EUR 12 bn +13% +9 pp Mortgages +10 pp Consumer +12 pp Deposits +6 pp +9 pp Investments & Insurance Cards H1’21 and YoY changes in constant euros

7 EUR million H1'21 H1'20 Euros Constant euros NII 16,196 16,202 0 8 Net fee income 5,169 5,136 1 8 Trading and other income 1,330 1,180 13 20 Total income 22,695 22,518 1 8 Operating expenses -10,377 -10,653 -3 3 Net operating income 12,318 11,865 4 13 LLPs -3,753 -7,027 -47 -42 Other results -937 -997 -6 -2 Underlying PBT 7,628 3,841 99 123 Underlying att. profit 4,205 1,908 120 153 Net capital gains and provisions² -530 -12,706 -96 -96 Attributable profit 3,675 -10,798 — — % change H1 underlying profit of EUR 4.2 billion, driven by solid net operating income growth (+13%1 YoY) and lower cost of credit Europe South America North America H1’21 vs. H1’20 Contribution to Group’s Underlying profit3 Underlying att. profit1 (EUR mn) Digital Consumer Bank Digital Consumer Bank 27% 31% 31% 11% 1,426 +172% 1,628 +178% 1,645 +41% 569 +11% (1) Changes in constant euros (2) H1’21: restructuring costs (net of tax), corresponding mainly to the UK and Portugal. H1’20: adjustments to the valuation of goodwill & deferred tax assets and other (3) Contribution as a % of operating areas and excluding the Corporate Centre

8 3,503 2,984 2,575 2,659 2,004 1,749 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Positive customer revenue performance and continued LLP reduction drove profit increase QoQ excluding SRF contribution1 Note: data in constant euros 5,127 4,940 5,086 5,298 5,132 5,245 Costs +2% QoQ LLPs -13% QoQ 455 652 885 516 888 442 2,555 2,218 2,410 2,470 2,559 2,610 7,604 7,444 7,782 8,127 7,993 8,203 Net fee income NII +2% QoQ +3% QoQ Other income -50% QoQ Revenue 200 1,464 1,726 1,434 2,150 2,055 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Underlying attributable profit (EUR mn) Constant EUR mn Underlying attributable profit 377 1,531 1,750 1,423 2,138 2,067 +8% QoQ excluding SRF (1) SRF contribution: EUR 367 million

9 • Activity picked up in the quarter, with growth across regions: loans grew EUR 11 bn and deposits by EUR 12 bn • Margin management: repricing of liabilities (Europe, Mexico and Chile) and loan spreads improvement in the US, the UK and Poland • Average interest rates remained lower than H1’20, despite the hikes in Brazil (+200 bps since June-20) and Mexico (+25 bps in June-21) NII was 8% higher than H1’20 boosted by volume growth and margin management Note: changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos Deposits +4% YoY Loans +2% YoY Volume growth +1% QoQ +1% QoQ H1’21 vs. H1’20 Q2’21 vs. Q1’21

Net fee income recovered to pre-pandemic levels, growing in higher value-added services and products

Activity rebound

	H1'21 vs. H1'20	Q2'21 vs. Q1'21
PoS turnover	+54%	+19%
Cards turnover	+26%	+14%
Digital Consumer Bank (new lending)	+20%	+18%
SAM+Private Banking (AuM)	+12%	+5%
Insurance premiums[1]	+12%	+9%
DCM+ECM+M&A fees	+25%	-7%

- **Strong acquiring turnover** recovery boosted by
- **Overall growth** in **cards turnover**

- **Strong signs of recovery** with positive performance notably in Germany (+25% QoQ) and the Nordics (+18% QoQ)

- **Business diversification:** SCIB 17% and WM&I 32% of total fee income
- **Recovery of activity**: strong commercial flows YTD EUR 9.2 bn (WM&I) and insurance premiums boosted by
- **Fee income recorded another strong quarter,** although the QoQ comparison was affected by an exceptionally high Q1'21

Santander

Note: changes in constant euros
(1) Gross written insurance premiums

10

Continued progress on driving efficiencies (mainly in Europe: -800 bps YoY) despite accelerating inflation; costs declined -0.4% in real terms

Group

Efficiency ratio



-159 bps
47.3%
45.7%
H1'20
H1'21

Costs

H1'21 vs. H1'20. Constant euros

+3.1%

-0.4% in real terms

Costs by region

H1'21 vs. H1'20 - Constant euros

Region	Change	Countries
Europe	-1.5%	Spain -7%, UK -2%, Portugal -2%, Poland +5%
North America	+6.7%	US +6%, Mexico +2%
South America	+7.3%	Brazil -1%, Chile +2%, Argentina +48%
Digital Consumer Bank	+5.3%	

Santander

Note: South America excluding Argentina: +2.8%

11

12 Further improvement in cost of credit, with lower LLPs in most countries, notably Brazil, the US and the UK Loan-loss provisions Constant EUR bn 3.5 3.0 2.6 2.7 2.0 1.7 Q1'20 Q2 Q3 Q4 Q1'21 Q2 Credit quality indicators Jun-20 Mar-21 Jun-21 Cost of credit1 NPL ratio Coverage ratio Note: exposure and coverage ratio by stage in appendix, page 55 1.26% 1.08% 3.26% 3.20% 72% 74% -41% vs. Q2’20 -13% QoQ (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized H1’21 provisions, cost of credit would be 0.79% (1.46% in H1’20) 0.94% 3.22% 73%

13 5.4% 7.4% 12.6% H1'20 2020 H1'21 Our strong operating performance resulted in increased profitability and TNAVps… Statutory RoTE H1’20: 1.7%, 2020: 1.9% and H1’21: 11.8% Underlying RoTE EUR Underlying earnings per share TNAV per share EUR cents 9.4 22.7 H1'20 H1'21 Statutory earnings per share H1’20: -EUR 63.9 cents and H1’21: EUR 19.7 cents 3.83 3.84 3.98 Jun-20 Mar-21 Jun-21 +4% QoQ Notes: The averages for the H1 RoTE denominators are calculated on the basis of 7 months from December to June and 2020 RoTE denominator is calculated on the basis of 13 months from December to December For periods of less than a year, and in the event of items outside the ordinary performance of our business existing, the profit used to calculate the statutory RoTE is the annualized underlying attributable profit (excluding these results), to which these results are added without annualizing them

14 …and continued organic generation, which enabled us to maintain our solid capital position Note: as indicated by the consolidating supervisor, a pay-out of 50%, the maximum within the target range (40%-50%), has been assumed for the calculation of the capital ratios in 2021. Previously, 40% cash pay-out was considered (1) Including -18 bps for potential shareholder remuneration equivalent to up to 50% of Q2’21 underlying profit (2) TRIM low defaults (-9 bps), SA-CCR (-11 bps) CET1 ratio quarterly evolution 12.11 -0.24 12.26 +0.07 +0.02 Mar-21 Organic generation (1) Regulatory & Models (2) Markets & others Jun-21 FL CET1 ratio 11.85 11.70%

ESG: supporting the green transition of our clients and building a more inclusive society, whilst we remain committed to our climate change goals

E Environmental

Ambition to be Net Zero by 2050

Founding Member of the **Net-Zero Banking Alliance**

We have **set an specific target to strive** to reduce **emission intensity on power generation portfolio** by 2030[1]

Santander Green Bond Issuances

EUR 1 bn in H1'21
Santander has issued to date: 3 Green bonds (EUR 3 bn)

Green finance mobilized

EUR 8 bn in H1'21; EUR 42 bn since 2019
2025 goal: EUR 120 bn

Renewable project finance – H1'21 Global League tables position

#1 by **deals**
Top 3 by **volume**

In **Bloomberg** Clean Energy &
Dealogic Wind, Renewables Fuel

S Social

Santander finance for all: providing access, microfinance and financial education

Financially empowering people

1.1 mn in H1'21; 6.0 mn since 2019
2025 goal: 10 mn

Microcredit

EUR 261 mn H1'21;
EUR 1.2 bn since 2019

G Governance

An independent and diverse Group Board

>60% Independent directors

40% Women

ESG metrics are part of our executive compensation bonus scorecard[2]

Including our public target on **women in senior positions**

Santander

Note: more details on page 61 of appendix
Dealogic - Regional Renewable Energy MLA Rankings – H1'21
Bloomberg NEF Clean Energy - Asset finance - lead arrangers – H1'21
(1) Going from 0.23 tCO_2/MWh to 0.11 tCO_2/MWh
(2) Also including contribution to the climate project, development of green finance and contribution to financially empowering people

UNEP Finance Initiative – Principles for Responsible Banking
PRI Principles for Responsible Investment
The Global Compact – We Support
Bloomberg Gender-Equality Index
Member of Dow Jones Sustainability Indices – Powered by the S&P Global CSA
Euromoney Awards for Excellence 2021 – Latin America – Best Bank for Sustainable Finance

15

16 Index 1 Group performance Appendix 3 Business areas review Key takeaways 2 4

17 Business and profit growth leveraging our geographic diversification Underlying att. profit (EUR mn) Net operating income (EUR mn) Europe South America North America H1’21 vs. H1’20 Underlying RoTE Customer deposits (EUR bn) Customer loans (EUR bn) Digital Consumer Bank Digital customers (mn) Digital Consumer Bank 15.7 562 579 3,947 1,426 7% +6% +1% +3% +37% +172% +4.5 pp 6.3 126 105 3,145 1,628 15% +10% 0% +5% +2% +178% +8.8 pp 22.7 130 116 4,793 1,645 20% +20% +10% +12% +11% +41% +3.9 pp 0.7 116 54 1,392 569 12% +28% 0% +9% +2% +11% +1.5 pp Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos (1) Excluding Puerto Rico and Bluestem disposal impact. Otherwise, loans -3% and deposits +1% (2) RoTE adjusted for excess capital in the US: 23% 1 1 2

18 Spain Q2 affected by SRF contribution. Otherwise, total income +1% and net operating income +4% QoQ QoQ: fee income rebounded to pre-pandemic levels, ongoing cost control and we continued to strengthen our balance sheet in the face of recovery uncertainty H1’21 profit boosted by net operating income: higher NII (margin management and TLTRO), fees (insurance and current accounts) and strong efficiency improvement 199 330 Loans Funds -2% VOLUMES1P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 1,015 -0.5 2,034 9.6 Net fee income 617 5.0 1,204 2.2 Total income 1,693 -5.1 3,478 3.8 Operating expenses -852 -1.8 -1,719 -6.6 Net operating income 842 -8.3 1,759 16.6 LLPs -492 9.6 -941 0.0 PBT 202 -40.4 542 55.1 Underlying att. profit 147 -39.2 390 55.8 (*) EUR mn and % change KEY DATA H1'21 vs. H1'20 Digital customers (mn) 5.3 +4% NPL ratio (%) 6.22 -33 bps Cost of credit (%) 1.00 +32 bps Efficiency ratio (%) 49.4 -553 bps Underlying RoTE (%) 5.2 +2.0 pp +6% (1) EUR bn and YoY changes. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

19 UK VOLUMES1KEY DATA H1'21 vs. H1'20 Digital customers (mn) 6.4 +5% NPL ratio (%) 1.30 +20 bps Cost of credit (%) 0.09 -13 bps Efficiency ratio (%) 56.0 -1,346 bps Underlying RoTE (%) 10.6 +9.6 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 1,100 8.5 2,100 29.0 Net fee income 117 -3.7 238 -16.9 Total income 1,211 7.6 2,322 21.5 Operating expenses -648 -2.0 -1,299 -2.1 Net operating income 563 21.2 1,023 75.0 LLPs 86 — 68 — Underlying PBT 587 41.5 997 858.0 Underlying att. profit 399 34.3 693 870.5 (*) EUR mn and % change in constant euros 243 236 Loans Funds +1% +5% Strong revenue improvement driven by margin management (NIM: +12 bps QoQ; +26 bps YoY) and volume growth (mortgages and government-backed business loans) Cost reduction and LLP release from improved economic forecast As a result, significant efficiency and profitability improvement, reaching a double-digit RoTE (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

20 Brazil VOLUMES1KEY DATA H1'21 vs. H1'20 Digital customers (mn) 17.5 +21% NPL ratio (%) 4.55 -52 bps Cost of credit (%) 3.51 -116 bps Efficiency ratio (%) 28.9 -290 bps Underlying RoTE (%) 22.1 +5.0 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 1,919 4.1 3,700 9.8 Net fee income 698 6.7 1,330 8.7 Total income 2,682 2.7 5,203 9.0 Operating expenses -779 4.2 -1,502 -1.0 Net operating income 1,902 2.1 3,701 13.6 LLPs -674 18.8 -1,222 -22.4 Underlying PBT 1,200 0.4 2,354 51.7 Underlying att. profit 619 6.5 1,180 43.8 (*) EUR mn and % change in constant euros 77 109 Loans Funds +15% +8% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Our growth strategy focused on improving customer service, which enabled customer acquisition and loyalty to grow at a faster pace Profit increased YoY: revenue up (higher volumes and fee income) and lower LLPs Our efforts on increasing productivity were reflected in a better efficiency ratio and a higher RoTE (22%) Q2 impacted by lower trading gains (market making), higher costs (inflation and costs related to greater activity) and increased provisions in individuals

USA

Profit grew YoY boosted by net operating income (+23% excluding Puerto Rico and Bluestem portfolio disposals) and significant LLP savings

Revenue up YoY driven by lease income, NII (volumes and cost of funding) and fees (excluding disposals: NII +8%; fees +14%; total income +17%)

Profit up QoQ backed by LLP release and higher revenue (excluding Bluestem portfolio disposal: NII +3%; fees -6%; total income +2%)

Accelerating US growth with the agreement to acquire Amherst Pierpont and the proposal to repurchase the outstanding shares of SC USA (20%)

KEY DATA	H1'21	vs. H1'20
Digital customers (k) [1]	1,026	+3%
NPL ratio (%)	2.00	+51 bps
Cost of credit (%)	1.34	-196 bps
Efficiency ratio (%)	41.0	-153 bps
Underlying RoTE (%) [2]	15.9	+13.2 pp

P&L*	Q2'21	vs. Q1'21	H1'21	vs. H1'20
NII	1,326	-0.7	2,663	0.8
Net fee income	191	-20.4	432	1.7
Total income	1,835	-3.4	3,737	9.6
Operating expenses	-783	4.9	-1,531	5.7
Net operating income	1,052	**-8.7**	2,206	**12.5**
LLPs	9	—	-156	-90.5
Underlying PBT	1,076	**10.6**	2,050	**635.9**
Underlying att. profit	**674**	**9.5**	**1,291**	**569.3**

(*) EUR mn and % change in constant euros

VOLUMES[3]



+1%
+11%
94
87
Loans
Funds

Santander

(1) Excluding Puerto Rico disposal impact. Considering it, -3% YoY
(2) RoTE adjusted for excess capital: 31%
(3) Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds. EUR bn and YoY changes in constant euros, excluding disposal of Puerto Rico and Bluestem impact. Considering it, loans -2% and funds +6%.

21

22 Mexico VOLUMES1KEY DATA H1'21 vs. H1'20 Digital customers (mn) 5.1 +11% NPL ratio (%) 3.10 +60 bps Cost of credit (%) 2.74 -21 bps Efficiency ratio (%) 43.1 +361 bps Underlying RoTE (%) 13.3 -2.1 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 684 0.9 1,352 -3.9 Net fee income 210 1.7 414 7.9 Total income 878 -0.1 1,743 -6.1 Operating expenses -379 0.0 -752 2.5 Net operating income 499 -0.2 991 -11.7 LLPs -204 -11.8 -432 -21.2 Underlying PBT 289 9.7 548 -2.4 Underlying att. profit 205 11.0 387 -1.8 (*) EUR mn and % change in constant euros 32 43 Loans Funds -4% +2% The weak economic environment dampened loans in the financial sector YoY. However, early indicators started to show signs of recovery In this context, we increased our customer base (loyal and digital up double-digit), mortgages and auto loans grew above the sector and continued to change our funding mix Profit stable YoY affected by NII pressures (lower rates and credit volumes) and lower trading gains (ALCO sales in Q2’20). Cost reduction in real terms and cost of credit <3% Q2 profit rebound with improved trends in NII, costs and LLPs (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

23 New lending in H1’21 well above 2020 (+20% YoY) although covid-19 lockdowns had a significant impact in early 2021. Strong activity expected for H2 Profit up YoY favoured by revenue increase and cost of credit improvement. Higher costs due to technology investments and scaling capabilities Activity recovered in Q2, mainly new lending in Germany (+25%) and the Nordics (+18%), although results were dampened by CHF mortgages and the SRF charge. Excluding the latter, total income +3%; profit +6% Digital Consumer Bank VOLUMES1KEY DATA H1'21 vs. H1'20 Active customers (mn) 19.4 -4% NPL ratio (%) 2.18 -14 bps Cost of credit (%) 0.64 -10 bps Efficiency ratio (%) 46.6 +76 bps Underlying RoTE (%) 12.0 +1.5 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 1,075 1.4 2,130 -1.1 Net fee income 206 9.4 395 11.0 Total income 1,302 -0.5 2,606 3.5 Operating expenses -613 1.9 -1,214 5.3 Net operating income 689 -2.5 1,392 2.0 LLPs -142 -14.7 -308 -42.2 Underlying PBT 502 -1.3 1,008 12.6 Underlying att. profit 278 -5.3 569 11.1 (*) EUR mn and % change in constant euros 116 56 Loans Funds 0% +12% Digital Consumer Bank (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

Global businesses

Corporate & Investment Banking

Another strong set of results in Q2'21, although the QoQ comparison was affected by the SRF charge and an **exceptionally high Q1'21**

Strong underlying profit growth YoY backed by all revenue lines and a sharp reduction in LLPs

Leading positions in the rankings of different products (e.g. #1 in Structured Finance in LatAm and Europe by # of transactions)

Underlying RoRWA	Total fees	Efficiency
2.5%	EUR 900 mn (+18% YoY)	36.4%

P&L*	Q2'21	vs. Q1'21	H1'21	vs. H1'20
Total income	1,283	-22.8	2,938	17.9
Net operating income	740	-34.9	1,870	23.3
Underlying att. profit	**494**	**-30.1**	**1,197**	**44.8**

(*) EUR mn and % change in constant euros

Wealth Management & Insurance

Commercial flows YTD: Private Banking EUR 5.1 bn; SAM EUR 4.1 bn.
Gross written premiums (Insurance): +12% YoY

Total contribution to Group's profit +9% vs. H1'20 driven by higher volumes, private banking fees and increased insurance protection business, mainly non-credit related

AUMs	Total fees[1]	Contribution to Group's profit[2]
EUR 395 bn (+12% YoY)	EUR 1,634 mn (+10% YoY)	EUR 1,084 mn (+9% YoY)

P&L*	Q2'21	vs. Q1'21	H1'21	vs. H1'20
Total income	519	3.1	1,021	6.2
Net operating income	293	3.6	574	7.6
Underlying att. profit	**210**	**6.3**	**406**	**7.6**

(*) EUR mn and % change in constant euros

(1) Including fees generated by asset management and insurance transferred to the commercial network

(2) Profit after tax + fees generated by asset management and insurance transferred to the commercial network

Santander
24

PagoNxt Solid progress in H1

Merchant solutions

- **Getnet Brazil:** strong commercial performance and gaining market share (15.5%). Listing expected before year-end[1]
- **LatAm:** global franchise expansion and product offerings gathering pace
- **Getnet Europe:** pan-European acquirer readiness achieved, in production in Q2, will be accelerating new customer acquisition by year-end
- **Commercial activity** grew strongly and **recovered to pre-pandemic levels**

Getnet

Active merchants
Thousands



+24%
933
1,160
Jun-20
Jun-21

Total Payments Volume
EUR bn



+53%
32.3
49.4
H1'20
H1'21

Trade solutions

- **8 markets are now connected to One Trade for initial services**: recent roll-out in Mexico and Poland

Active clients
Jun-21

One Trade	>6k
Ebury	>15k

Consumer solutions

- **Rolling out of new single global IT platform**
- **Launch** expected by year-end

superdigital

Active users (YoY growth, Jun-21)	Transaction Volume
+18%	+18%

Revenue expected to grow ~50% in H2'21 and reach EUR 1 bn in the medium-term

(1) Following required regulatory approvals

Santander 25

26 Lower revenue affected by the positive impact of FX hedging in 2020 Downward trend in operating expenses continued (-4% YoY), driven by streamlining and simplification measures Significant lower provisions due to charges in H1’20 for certain holdings whose valuation was affected by the crisis Corporate Centre P&L* H1'21 H1'20 NII -679 -658 Gains/Losses on Financial Transactions -96 78 Operating expenses -160 -166 LLPs and other provisions -229 -402 Tax and minority interests 126 61 Underlying att. profit -1,062 -1,125 (*) EUR mn

27 Index 1 Group performance Appendix 3 Business areas review Key takeaways 2 4

28 H1’21 Key takeaways Solid P&L performance Further revenue improvement Efficiency gains -159 bps Revenue +8% Underlying Profit EUR 4.2 bn Lower cost of credit 0.94% Volume growth and profitability improvement Volume growth YoY and QoQ CET1 above target (11-12%) CET1 12.11% RoTE higher than cost of capital Underlying RoTE 12.6% Net operating income +13% Note: changes vs. H1’20 in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Loans: +16 bn YoY Funds: +64 bn YoY Based on our strong H1’21 performance and our constructive business view for H2’21, we are well on track to outperform our FY21 goals

29 Index 1 Group performance Appendix 3 Business areas review Key takeaways 2 4

30 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

31 Europe Accelerating One Santander transformation to deliver superior growth under a more efficient operating model Revenue increased YoY driven by NII (UK and Spain), ALCO sales in Portugal and CIB Strong efficiency improvement as a result of the ongoing optimization plans Cost of credit normalizing after LLPs drop in almost all countries (mainly in the UK) Q2 impacted by SRF charge, lower trading gains and provisions in Poland due to CHF mortgages P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 2,751 3.5 5,396 14.8 Net fee income 1,086 1.1 2,157 4.6 Total income 3,942 -5.3 8,091 14.0 Operating expenses -2,072 -0.5 -4,144 -1.5 Net operating income 1,870 -10.2 3,947 36.6 LLPs -606 1.7 -1,202 -28.4 Underlying PBT 919 -25.8 2,150 171.6 Underlying att. profit 599 -27.8 1,426 171.9 (*) EUR mn and % change in constant euros VOLUMES1 562 683 Loans Funds +1% +6% KEY DATA H1'21 vs. H1'20 Digital customers (mn) 15.7 +6% NPL ratio (%) 3.30 -10 bps Cost of credit (%) 0.49 +8 bps Efficiency ratio (%) 51.2 -800 bps Underlying RoTE (%) 7.2 +4.5 pp (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

32 Portugal 40 45 Loans Funds VOLUMES1KEY DATA H1'21 vs. H1'20 Digital customers (k) 981 +13% NPL ratio (%) 3.71 -72 bps Cost of credit (%) 0.41 +11 bps Efficiency ratio (%) 39.6 -474 bps Underlying RoTE (%) 11.9 +3.4 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 192 -0.5 384 -3.8 Net fee income 110 11.5 210 9.7 Total income 303 -29.1 730 9.3 Operating expenses -143 -2.0 -289 -2.4 Net operating income 160 -43.2 441 18.6 LLPs -35 0.4 -69 -33.5 Underlying PBT 114 -51.3 347 50.8 Underlying att. profit 78 -51.4 239 49.7 (*) EUR mn and % change +5% +6% Sharp rise in digital customers with higher digital sales penetration Increase in customer loans driven by new lending, mainly in corporates and mortgages Profit up YoY boosted by ALCO portfolio sales, cost control and lower LLPs Profit decreased QoQ due to ALCO portfolio sales in Q1’21. Fee income growth backed by transactional fees (1) EUR bn and YoY changes. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

33 Poland VOLUMES2KEY DATA H1'21 vs. H1'20 Digital customers (k) 2,850 +8% NPL ratio (%) 4.58 +1 bps Cost of credit (%) 0.88 -9 bps Efficiency ratio (%) 41.5 -87 bps Underlying RoTE (%) 3.3 -1.3 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 250 3.7 490 -7.9 Net fee income 126 -0.6 253 18.4 Total income 417 16.7 774 7.3 Operating expenses -163 2.9 -321 5.1 Net operating income 254 27.6 453 8.9 LLPs -45 -33.6 -113 -36.6 Underlying PBT 83 42.2 141 -13.2 Underlying att. profit 34 63.3 54 -23.9 (*) EUR mn and % change in constant euros 30 41 Loans Funds +1% +10% Continued business transformation and launch of new digital products and services enabled us to improve our NPS position to top 3 Net operating income after LLPs up 43% YoY driven by revenue growth (lower rates offset by fees, dividends and trading gains) and reduced LLPs Profit impacted by charges related to CHF mortgages (EUR 125 mn), mainly in Q2 1 (1) RoTE adjusted for excess capital: 7% (2) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds

North America

In line with our **strategy to increase the weight of the most profitable businesses**, the Group announced several transaction proposals in the region (Amherst Pierpont and minorities of SC USA and Mexico)

Strong profit growth YoY boosted by cost of credit improvement in the US, cost control and revenue increase (excluding disposals: NII +4%; fees +12%; total income +8%)

Q2 profit up due to lower LLPs. Revenue excluding Bluestem portfolio disposal: NII +2%; fees -2%; total income +1%

KEY DATA	H1'21	vs. H1'20
Digital customers (mn)	6.3	+10%
NPL ratio (%)	2.28	+56 bps
Cost of credit (%)	1.67	-154 bps
Efficiency ratio (%)	42.7	+106 bps
Underlying RoTE (%)[1]	14.6	+8.8 pp

P&L*	Q2'21	vs. Q1'21	H1'21	vs. H1'20
NII	2,010	-0.2	4,015	-0.8
Net fee income	410	-9.8	861	5.3
Total income	2,719	-2.2	5,487	4.0
Operating expenses	-1,194	3.5	-2,343	6.7
Net operating income	1,525	**-6.3**	3,145	**2.1**
LLPs	-195	-51.1	-588	-73.2
Underlying PBT	1,338	**10.6**	2,545	**204.6**
Underlying att. profit	**854**	**10.2**	**1,628**	**177.9**

(*) EUR mn and % change in constant euros

VOLUMES[2]


0%
+8%
126
130
Loans
Funds

Santander

(1) RoTE adjusted for excess capital: 23%
(2) Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds. EUR bn and YoY changes in constant euros, excluding disposal of Puerto Rico and Bluestem impact. Considering it, loans -3% and funds +5%.

34

35 South America KEY DATA H1'21 vs. H1'20 Digital customers (mn) 22.7 +20% NPL ratio (%) 4.36 -37 bps Cost of credit (%) 2.51 -98 bps Efficiency ratio (%) 34.4 -82 bps Underlying RoTE (%) 20.3 +3.9 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 2,760 5.3 5,334 11.1 Net fee income 928 8.2 1,770 13.9 Total income 3,772 4.6 7,311 9.8 Operating expenses -1,299 5.7 -2,518 7.3 Net operating income 2,473 4.1 4,793 11.2 LLPs -809 15.4 -1,492 -27.8 Underlying PBT 1,609 4.3 3,113 49.3 Underlying att. profit 871 10.4 1,645 40.9 (*) EUR mn and % change in constant euros VOLUMES1 130 168 Loans Funds +10% +10% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Strengthening regional ties in order to continue growing profitably, supported by record customer increase in recent months Strong rise in loyal (+24%) and digital customers (+20%), reflected in volume increase, with improvements in efficiency and cost of credit Profit up YoY underpinned by NII, fees and lower LLPs. Costs down 3% in real terms QoQ profit growth boosted by customer revenue and lower tax rate, more than offsetting the increase in costs (inflation and activity) and provisions

36 Chile VOLUMES1KEY DATA H1'21 vs. H1'20 Digital customers (k) 1,867 +39% NPL ratio (%) 4.57 -42 bps Cost of credit (%) 1.07 -39 bps Efficiency ratio (%) 38.4 -189 bps Underlying RoTE (%) 18.6 +7.4 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 511 1.8 1,009 12.1 Net fee income 96 -0.1 190 11.0 Total income 637 2.7 1,252 6.8 Operating expenses -245 3.0 -481 1.8 Net operating income 392 2.6 771 10.2 LLPs -82 -19.5 -182 -49.0 Underlying PBT 315 12.8 592 73.5 Underlying att. profit 169 9.5 321 70.0 (*) EUR mn and % change in constant euros 41 42 Loans Funds -2% +10% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds We continued to make headway with our commercial strategy: demand deposits (+42%), digital customers (+39%), Getnet (c. 28 k PoS) and Santander Life (729 k customers) The increase in SMEs, mortgages and consumer loans was offset by the fall in corporates. Funds growth with better funding mix Profit up YoY due to margin management, with improved efficiency and cost of credit Profit grew QoQ due to higher NII, gains on financial transactions and lower LLPs

37 Argentina VOLUMES1KEY DATA H1'21 vs. H1'20 Digital customers (k) 2,716 +6% NPL ratio (%) 3.34 +19 bps Cost of credit (%) 3.94 -173 bps Efficiency ratio (%) 62.0 +806 bps Underlying RoTE (%) 23.9 -4.8 pp P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 235 26.5 440 25.3 Net fee income 87 29.6 161 75.1 Total income 301 25.8 563 28.5 Operating expenses -179 15.3 -349 47.6 Net operating income 122 45.2 214 6.0 LLPs -35 166.2 -48 -47.4 Underlying PBT 57 41.5 100 14.3 Underlying att. profit 62 50.1 108 41.5 (*) EUR mn and % change in constant euros 5 10 Loans Funds +36% +47% (1) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Business diversification: we opened the first agribusiness branch in the country; Santander Consumer is focused on used vehicles, as well as other goods and services Ongoing digital transformation: digital sales (78% of total), Getnet (32 k active merchants) Profit increased YoY boosted by the main revenue lines and lower provisions Overall inflation impact on P&L and volume performance

Uruguay and Andean region

High profitability sustained across all countries supported by stronger customer loyalty, leading to greater transactionality and digitalization

Uruguay: profit decreased YoY mainly impacted by lower interest rates

Peru: profit rose YoY boosted by higher revenue and efficiency improvement

Colombia: profit increased, underpinned by higher customer revenue

Underlying attributable profit

URUGUAY

-14%


59
51
H1'20
H1'21

22% RoTE

PERU

+29%


20
26
H1'20
H1'21

22% RoTE

COLOMBIA

+34%


9
12
H1'20
H1'21

16% RoTE

Santander

Note: year-on-year changes, constant EUR mn

38

39 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

40 Retail Banking ACTIVITY P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 7,766 3.0 15,238 7.0 Net fee income 1,753 1.6 3,462 4.1 Total income 9,811 1.9 19,347 7.9 Operating expenses -4,247 1.6 -8,404 1.0 Net operating income 5,564 2.2 10,942 13.8 LLPs -1,726 -4.5 -3,509 -43.5 Underlying PBT 3,375 4.4 6,565 127.9 Underlying att. profit 1,954 5.3 3,790 134.6 (*) EUR mn and % change in constant euros 794 768 Loans Funds +1% +7% Note: Customer figures corresponding to total Group (1) NPS = Net Promoter Score. Refers to number of countries in Top 3 position in H1’21 (2) EUR bn and YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer funds: customer deposits excluding repos + marketed mutual funds Focus on accelerating our digital transformation, through a multi-channel strategy adapting channels to new business trends and customer needs This clear orientation enabled us to rank top 3 in customer satisfaction, measured by NPS, in 7 of our markets QoQ and YoY profit growth due to higher NII and strong increase in fee income, with better efficiency and lower cost of credit +12% YoY Loyal customers 7 markets Top 3 NPS1

41 1,165 852 793 1282,493 2,938 H1'20 H1'21 Global Transactional Banking Global Debt Financing Markets Other Continued strategy execution to strengthen our position as a strategic advisor Increased our participation in green and ESG bonds, with a total volume of EUR 6.2 bn Profit boosted by strong revenue growth, with all products increasing vs. H1’20 mainly driven by GDF, market activities and investment banking fees Following an exceptionally high first quarter, underlying profit decreased QoQ due to market volatility and business normalization SCIB Corporate & Investment Banking Total income +18% +187% +14% +1% +28% (Constant EUR mn) 2.5% RoRWA 36.4% Efficiency ratio P&L* Q2'21 vs. Q1'21 H1'21 vs. H1'20 NII 739 2.4 1,460 14.0 Net fee income 434 -7.4 900 18.4 Gains (losses) on FT 101 -75.9 512 49.6 Total income 1,283 -22.8 2,938 17.9 Operating expenses -543 3.0 -1,069 9.5 Net operating income 740 -34.9 1,870 23.3 LLPs -21 -54.3 -68 -72.0 Underlying PBT 750 -29.6 1,808 46.6 Underlying att. profit 494 -30.1 1,197 44.8 (*) EUR mn and % change in constant euros

Wealth Management & Insurance

WM&I

Private Banking: continued good activity levels and business growth.
Net new money YTD: EUR 5.1 bn. Total customer assets and liabilities +15% YoY

SAM: volumes continued to grow (+9% YoY), both by market movement and by **positive net sales (EUR 4.1 bn YTD)**

Insurance: **gross written premiums +12% YoY**, despite related business is still affected by lower credit activity

Total contribution to Group's profit up 9% vs. H1'20 and fees +10%, driven by higher volumes, higher private banking fees and increased insurance protection business, mainly non-credit related

ACTIVITY

EUR bn and % change in constant euros

	EUR bn	QoQ	YoY
Total AUM	395	5%	12%
Funds and investments[1]	243	5%	12%
- Asset Management (SAM)	193	3%	9%
- Private Banking	76	9%	20%
Custody of customer funds	97	5%	20%
Customer deposits	54	2%	1%
Customer loans	19	10%	19%

P&L*	Q2'21	vs. Q1'21	H1'21	vs. H1'20
NII	91	2.8	179	-4.7
Net fee income	316	6.0	612	10.6
Total income	519	3.1	1,021	6.2
Operating expenses	-227	2.4	-447	4.4
Net operating income	293	3.6	574	7.6
LLPs	-3	-50.0	-8	-29.0
Underlying PBT	288	5.3	561	8.2
Underlying att. profit	210	6.3	406	7.6

(*) EUR mn and % change in constant euros

EUR 1,084 mn (+9% YoY)
Total contribution to Group's profit[2]

Total fees[3]
EUR 1,634 mn (+10% YoY)
Weight of Total Group
32%

Santander

Note. AuM: Total assets marketed and/or managed
(1) Total adjusted for funds from private banking customers managed by SAM
(2) Profit after tax + fees generated by asset management and insurance transferred to the commercial network
(3) Including fees generated by asset management and insurance transferred to the commercial network

42

43 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

44 ST Funding Securitisations and others Equity and other liabilities Loans and advances to customers Financial assets Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances) (1) Provisional data (2) Spain: Parent bank, UK: Ring-fenced bank (3) 12 month average, provisional data Liquidity Balance Sheet EUR bn, Jun-21 EUR bn, Jun-21 HQLAs3 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), actively reinforced already strong LCR ratios following covid-19 crisis HQLAs Level 1 260.8 HQLAs Level 2 8.9  Level 2A 4.0  Level 2B 4.9 80 129 231 27 955 172 45 894 1,266 1,266 Assets Liabilities 1 Jun-21 Mar-21 Spain2 159% 176% UK2 146% 138% Portugal 132% 133% Poland 199% 222% US 143% 156% Mexico 167% 195% Brazil 172% 162% Chile 142% 136% Argentina 352% 271% SCF 490% 534% Group 164% 173% Mar-21 116% 117% 116% 119% 189% 121% 130% 121% 152% 127% 130%

45 10.4 2.6 1.9 0.0 2.1 1.6 5.1 2.5 3.7 0.1 1.9 2.1 Spain UK SCF USA Other 1.2 3.2 2.3 3.0 3.1 5.4 2021 2022 2023 2024 2025 2026+ 0.4 0.6 2.2 0.8 1.8 1.7 2021 2022 2023 2024 2025 2026+ EUR 8.8 bn1 issued in public markets in Q2’21 EUR bn, Jun-21 Very manageable maturity profile EUR bn, Jun-21 2021 2022 2023 2024 2025 2026+ Spain2 UK SCF Other 1.4 9.1 8.0 8.6 8.5 52.2 2.1 6.3 2.8 4.0 2.6 2.0 2021 2022 2023 2024 2025 2026+ 4.2 2.9 5.9 7.8 4.6 12.9 2021 2022 2023 2024 2025 2026+ 2 Note: preference shares also includes other AT1 instruments. Conservative and decentralized liquidity and funding model USA  Other includes issuances in Brazil, Chile, Argentina and Mexico (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitisations. Two T2 instruments issued in Q4’20 as prefunding for 2021, totalling EUR 2.3 billion, are not included. (2) Includes Banco Santander S.A. and Santander International Products PLC Average exchange rate

46 (1) Parent bank (2) Ring-fenced bank (3) SBNA. SC USA has positive sensitivity under a -100 bp shift scenario *Note: different criteria vs. Q4’20 presentation: -100 bps sensitivities affected by removal of management floors. ALCO portfolios reflect our geographic diversificationMostly positive interest rate sensitivity Net interest income sensitivity* to a +/-100 bp parallel shift EUR mn, May-21 Distribution of ALCO portfolios by country %, Jun-21 1 2 3 +100 bps -100 bps Interest rate risk hedging Spain; 6% SCF; 7% UK; 7% Poland; 17% Portugal; 2% USA; 17% Mexico; 12% Brazil; 19% Chile; 10% Other S.Am.; 3% EUR 85 bn o/w HTC&S EUR 71 bn +975 +398 +160 -86 -490 -676 -89 +86

Issuances YTD against funding plan

2021 Funding plan and issuances

EUR bn, Jun-21

	Snr Non-Preferred + Snr		Hybrids		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Santander S.A	8-10	8.1	2-3	3.9[1]	-	-	10-13	12.0
SCF	3-4	1.9	-	-	0-1	-	3-5	1.9
UK	2.5-3.5	2.6	-	-	-	-	2.5-3.5	2.6
SHUSA	3-4	-	-	-	-	-	3-4	-
Other [2]	2.5-3.5	2.1	0-0.5	-	-	0.1	2.5-4	2.1
TOTAL [2]	**19-25**	**14.6**	**2-3.5**	**3.9**	**0-1**	**0.1**	**21-29.5**	**18.6**

Banco Santander S.A.'s 2021 funding plan contemplates the following:

- The Financial Plan is focused on covering TLAC/MREL requirements, with no secured issuances, to:
  - continue building up TLAC/MREL buffers
  - pre-finance senior non-preferred / senior preferred transactions which lose TLAC eligibility due to entering in the <1 year window
  - cover the increase in estimated RWAs which are the base of both requirements

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Two T2 instruments issued in Q4'20 as prefunding for 2021,totalling EUR 2.3 billion: EUR 1 billion issued 22-Oct-20 with a coupon of 1.625% and USD 1.5 billion issued 3-Dec-20 with a coupon of 2.749%. Issuance of additional hybrid securities will depend on RWA growth, to continue fulfilling the AT1 and T2 buffers (1.5% and 2% respectively).
(2) Santander International Products, Plc. Is not included in the table: in H1'21 issued EUR 0.72 bn of Senior Unsecured

47

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*

Jun-21



13.01%
T2
2.38%
AT1
1.78%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
+281 bps
+325 bps
CCyB; 0.01% 1
15.82%
2.15%
T2
1.56%
AT1
12.11%
CET1
Regulatory Requirement 2020
Group ratios Jun-21

- Following regulatory changes in response to the COVID-19 crisis, the **minimum CET1** to be maintained by the Group is **8.86%** (was 9.69% pre-changes)
- As of Jun-21, the distance to the MDA is 281 bps[2] and the CET1 management buffer is 325 bps

Assumed capital requirements (fully-loaded)

Jun-21



13.01%
T2
2.38%
AT1
1.78%
G-SIB buffer
1.00%
CCoB
2.50%
Pillar 2 R
0.84%
Pillar 1
4.50%
+241 bps
+284 bps
CCyB; 0.01%
15.42%
2.21%
1.51%
11.70%
>14.5
2.00%
T2
1.50%
AT1
11-12%
CET1
Assumed regulatory requirement 2020
Group ratios Jun-21
Medium-term target ratios

- AT1 and T2 issuance are planned to be zero to target 1.5% and 2% of RWAs respectively assuming constant RWAs

Santander

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

(1) Countercyclical buffer.

(2) MDA trigger = 3.25% - 0.22% - 0.23% = 2.81% (22 bps of AT1 and 23 bps of T2 shortfall is covered with CET1).

48

TLAC ratios for the Resolution Group headed by Banco Santander, S.A.

TLAC Ratio

EUR mn	30 September 2020	31 December 2020	31 March 2021	30 June 2021 E
Own Funds	**86,191**	**86,836**	**86,879**	**86,148**
of which: Common Equity Tier 1 (CET1) capital	70,829	69,451	69,594	69,043
of which: Additonal Tier 1 (AT1) capital	7,740	7,723	7,591	7,676
of which: Tier 2 (T2) capital	7,621	9,662	9,694	9,430
Eligible Liabilities	**30,650**	**30,434**	**32,531**	**34,711**
Subordinated instruments	860	964	1,120	2,817
Non preferred senior debt	22,912	22,540	24,352	24,730
Preferred senior debt and instruments with the same insolvency ranking	6,878	6,930	7,059	7,164
TLAC BEFORE DEDUCTIONS	116,841	117,270	119,410	120,860
Deductions	**52,622**	**51,134**	**48,893**	**48,758**
TLAC AFTER DEDUCTIONS	64,6219	66,136	70,517	72,102
Risk Weighted Assets (RWAs)	**275,124**	**277,178**	**282,373**	**286,579**
TLAC RATIO (% RWAs)	23.3%	23.9%	25.0%	25.2%
Leverage Exposure (LE)	**635,439**	**632,194**	**689,334**	**672,990**
TLAC RATIO (% LE)	10.1%	10.5%	10.2%	10.7%

TLAC ratio increased in the second quarter of 2021 from 25% to 25.2% of RWAs (compared with the fully-loaded TLAC requirement of 21.5% as of January 2022 and the current requirement of 19.5 % as of June 2021) since the growth driven by instruments more than offset the increase in RWAs.

The instruments before deduction have increased by EUR 1.45 bn, as the issuances carried out (AT1: EUR 1.6 bn; SNP: EUR 1.8 bn) offset the loss of computability in the quarter (SNP: EUR 1.3 bn), the drop in the CET1 (EUR 0.5 bn) and the impact of exchange rates (EUR 0.2 bn). Additionally, SP (EUR 1.7 bn) was issued in the quarter (without impact on the TLAC ratio, due to the cap on senior preferred debt).

In the quarter, RWAs grew by EUR 4.2 bn, mainly due to the increase in credit risk under internal models, due to regulatory impacts (CCFs and SA-CCR).

Santander

49

March 21 figures show the Closing data, not the estimates shown in the first quarter earnings presentation

50 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

51 Yield on loans (%) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Europe 2.30 2.12 2.06 2.09 2.08 2.04 Spain 1.99 1.86 1.82 1.85 1.85 1.80 United Kingdom 2.49 2.35 2.32 2.36 2.33 2.32 Portugal 1.63 1.57 1.57 1.51 1.46 1.40 Poland 4.04 3.34 2.95 2.89 2.91 2.91 North America 8.94 7.85 7.82 7.70 7.78 7.61 US 7.76 6.90 6.96 6.83 7.00 6.76 Mexico 12.25 11.00 10.73 10.36 10.11 10.12 South America 11.70 10.00 9.03 9.50 9.92 10.00 Brazil 13.56 12.28 11.66 11.07 11.37 11.63 Chile 7.35 5.74 4.75 7.03 6.93 6.67 Argentina 23.75 20.06 18.37 19.93 22.03 22.05 Digital Consumer Bank 4.22 4.22 4.07 4.05 3.98 3.94

52 Cost of deposits (%) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Europe 0.36 0.25 0.14 0.12 0.11 0.08 Spain 0.06 0.04 0.04 0.04 0.04 0.03 United Kingdom 0.69 0.52 0.29 0.23 0.21 0.15 Portugal 0.08 0.06 0.05 0.03 0.02 0.02 Poland 0.65 0.42 0.14 0.09 0.05 0.03 North America 1.57 1.15 0.90 0.74 0.64 0.61 US 0.74 0.40 0.30 0.23 0.17 0.12 Mexico 3.54 3.21 2.53 2.03 1.85 1.86 South America 3.13 2.07 1.58 1.45 1.83 2.15 Brazil 3.12 2.27 1.61 1.46 1.47 2.15 Chile 1.35 0.71 0.34 0.45 0.35 0.31 Argentina 10.64 7.37 8.70 9.98 11.62 11.88 Digital Consumer Bank 0.47 0.44 0.39 0.35 0.30 0.26

53 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

54 92% of moratoria has expired, with only 5% at stage 3. From the 8% still active, 71% is secured and most of it is in Europe 87% 71% 8 4 0 4 0 0 Total SMEs & Corporates Consumer Mortgages Europe South America North America Distribution of loans subject to moratoria Active moratoria as of 30th Jun 21, EUR bn Secured Unsecured Main units Active moratoria as of 30th Jun 21, EUR bn ▪ Portugal and Spain represent 91% of active moratoria and 74% is secured 4.2 0.3 4.2 8.7 6.2 1.7 Note: Data aligned with EBA disclosure template

55(1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 31 bn in March 2020, EUR 35 bn in June 2020, EUR 29 bn in September 2020, EUR 25 bn in December 2020, EUR 27 bn in March 21 and EUR 26 bn in June 2021) Exposure ¹ Coverage Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Stage 1 891 878 862 864 885 904 0.6% 0.6% 0.6% 0.5% 0.5% 0.5% Stage 2 53 61 60 69 70 70 8.2% 7.7% 8.8% 8.5% 8.1% 8.2% Stage 3 33 33 31 32 32 33 40.8% 41.1% 43.3% 43.4% 42.5% 42.2% Stage coverage

56 NPL ratio (%) Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Europe 3.37 3.41 3.29 3.34 3.26 3.30 Spain 6.88 6.55 5.98 6.23 6.18 6.22 United Kingdom 0.99 1.10 1.33 1.24 1.35 1.30 Portugal 4.56 4.43 4.25 3.89 3.84 3.71 Poland 4.29 4.57 4.58 4.74 4.82 4.58 North America 2.02 1.73 1.96 2.23 2.39 2.28 US 2.00 1.49 1.85 2.04 2.11 2.00 Mexico 2.07 2.50 2.33 2.81 3.21 3.10 South America 4.63 4.74 4.40 4.39 4.30 4.36 Brazil 4.93 5.07 4.64 4.59 4.42 4.55 Chile 4.63 4.99 4.76 4.79 4.74 4.57 Argentina 3.97 3.15 2.88 2.11 2.32 3.34 Digital Consumer Bank 2.21 2.31 2.29 2.17 2.23 2.18 TOTAL GROUP 3.25 3.26 3.15 3.21 3.20 3.22

57 Total coverage ratio (%) Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Europe 47.0 46.5 48.7 50.3 50.0 48.4 Spain 44.6 43.3 46.0 47.1 47.2 46.0 United Kingdom 39.7 42.8 41.6 44.7 40.5 37.4 Portugal 59.0 60.9 64.3 66.5 69.2 73.0 Poland 68.1 69.0 70.8 70.7 70.3 72.4 North America 170.1 206.5 201.6 182.6 153.4 152.3 US 181.4 253.1 228.8 210.4 183.2 185.7 Mexico 133.9 114.9 132.6 120.8 95.6 90.6 South America 92.9 93.0 97.2 97.4 98.4 98.1 Brazil 108.0 110.2 114.9 113.2 116.5 112.3 Chile 57.2 54.7 59.7 61.4 63.4 63.9 Argentina 131.2 165.7 186.3 275.1 232.4 167.6 Digital Consumer Bank 111.6 108.0 110.6 113.3 111.4 111.9 TOTAL GROUP 71.3 72.1 76.0 76.4 74.0 72.9

58 Credit impaired loans and loan-loss allowances. Breakdown by operating areas. June 2021 Spain, 26.6% UK, 5.4% Portugal, 4.7% Poland, 4.6% Other Europe, 1.1% USA, 16.0% Mexico, 4.2% Brazil, 18.5% Chile, 5.3% Argentina, 1.1% Other South America, 0.7% DCB, 11.9% Spain, 42.0% UK, 10.5%Portugal, 4.7% Poland, 4.6% Other Europe, 1.8% USA, 6.3% Mexico, 3.4% Brazil, 12.0% Chile, 6.1% Argentina, 0.5% Other South America, 0.5% DCB, 7.7% Loan-loss allowancesCredit impaired loans

59 Cost of credit (%) Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Europe 0.36 0.41 0.48 0.58 0.51 0.49 Spain 0.64 0.68 0.80 1.01 0.91 1.00 United Kingdom 0.14 0.22 0.26 0.27 0.21 0.09 Portugal 0.23 0.30 0.42 0.51 0.38 0.41 Poland 0.88 0.96 0.99 1.10 1.02 0.88 North America 3.02 3.21 3.07 2.92 2.34 1.67 US 3.13 3.30 3.08 2.86 2.12 1.34 Mexico 2.69 2.95 2.97 3.03 3.00 2.74 South America 3.29 3.49 3.50 3.32 2.81 2.51 Brazil 4.43 4.67 4.58 4.35 3.79 3.51 Chile 1.25 1.46 1.59 1.50 1.33 1.07 Argentina 5.48 5.67 5.54 5.93 4.55 3.94 Digital Consumer Bank 0.63 0.74 0.79 0.83 0.69 0.64 TOTAL GROUP 1.17 1.26 1.27 1.28 1.08 0.94

60 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

Santander Responsible Banking goals

		2018	2019	2020	H1'21	2021 ...	2025
E	Green finance raised and facilitated (euros)[1]		19 bn	33.8 bn	**41.7 bn**		120 bn
E	Electricity used from renewable energy sources[2]	43%	50%	57%	**74%** ✓	60%	100%
E	Becoming carbon neutral in our own operations			0% ✓			
E	Reduction of unnecessary single use plastic in corporate buildings and branches		75%	98%	**98%**	100%	
S	Top 10 company to work for[3]	4	5	6	**5**	6	
S	Women in senior leadership positions[4]	20%	23%	23.7%	**25.1%**		30%
S	Equal pay gap[5]	3%	2%	1.5%			~0%
S	Financially empowered people[6]		2.0 mn	4.9 mn	**6.0 mn**		10 mn
S	Scholarships, internships & entrepreneurs programmes[7]		69 k	225 k[7] ✓	**278 k**	325 k	
S	People helped through our community programmes[8]		1.6 mn	4.0 mn ✓	**4.8 mn**	4 mn	
G	Women on the Board	33	40%	40% ✓	**40%**	40%-60%	

Ambition to be net zero by 2050

With the first decarbonization targets:

- Aligning our power generation portfolio to Paris by 2030
- Stop providing financial services to power generation clients with a revenue dependency on thermal coal of over 10% by 2030
- Reduce our exposure to thermal coal mining to zero by 2030.

From ...To (dashed arrow) — *Cumulative target* (bar) — *Commitment Achieved* (✓)

Inclusion of our responsible banking targets as a qualitative metric in our executive remuneration bonus scorecard

Note: H1'21 data not audited

(1) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is EUR 220 bn
(2) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group
(3) According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.)
(4) Senior positions represent 1% of total workforce
(5) Calculation of equal pay gap compares employees of the same job, level and function. Data reported anually.
(6) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education
(7) People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank). Commitment refreshed after early completion in 2020 (200k).
(8) People helped through our community investment programmes (excluded Santander Universities and financial education initiatives)

Santander 61

62 Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary Appendix

SANTANDER GROUP (EUR mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	H1'20	H1'21
Net interest income	8,487	7,715	7,773	8,019	7,956	8,240	16,202	16,196
Net fee income	2,853	2,283	2,423	2,456	2,548	2,621	5,136	5,169
Gains (losses) on financial transactions and other	474	706	891	520	886	444	1,180	1,330
Total income	**11,814**	**10,704**	**11,087**	**10,995**	**11,390**	**11,305**	**22,518**	**22,695**
Operating expenses	(5,577)	(5,076)	(5,073)	(5,241)	(5,118)	(5,259)	(10,653)	(10,377)
Net operating income	**6,237**	**5,628**	**6,014**	**5,754**	**6,272**	**6,046**	**11,865**	**12,318**
Net loan-loss provisions	(3,909)	(3,118)	(2,535)	(2,611)	(1,992)	(1,761)	(7,027)	(3,753)
Other gains (losses) and provisions	(372)	(625)	(304)	(485)	(467)	(470)	(997)	(937)
Underlying profit before tax	**1,956**	**1,885**	**3,175**	**2,658**	**3,813**	**3,815**	**3,841**	**7,628**
Underlying consolidated profit	**696**	**1,677**	**2,047**	**1,738**	**2,489**	**2,481**	**2,373**	**4,970**
Underlying attributable profit	**377**	**1,531**	**1,750**	**1,423**	**2,138**	**2,067**	**1,908**	**4,205**
Net capital gains and provisions*	(46)	(12,660)	—	(1,146)	(530)	—	(12,706)	(530)
Attributable profit	331	(11,129)	1,750	277	1,608	2,067	(10,798)	3,675

(*) Including: in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other
in Q1'21, restructuring costs

Santander

63

SANTANDER GROUP (Constant EUR mn)

	Q1'20	Q2'20	Q3'20	Q4'20	Q1'21	Q2'21	H1'20	H1'21
Net interest income	7,604	7,444	7,782	8,127	7,993	8,203	15,048	16,196
Net fee income	2,555	2,218	2,410	2,470	2,559	2,610	4,773	5,169
Gains (losses) on financial transactions and other	455	652	885	516	888	442	1,107	1,330
Total income	**10,614**	**10,314**	**11,077**	**11,113**	**11,440**	**11,255**	**20,928**	**22,695**
Operating expenses	(5,127)	(4,940)	(5,086)	(5,298)	(5,132)	(5,245)	(10,067)	(10,377)
Net operating income	**5,487**	**5,374**	**5,991**	**5,815**	**6,308**	**6,010**	**10,860**	**12,318**
Net loan-loss provisions	(3,503)	(2,984)	(2,575)	(2,659)	(2,004)	(1,749)	(6,486)	(3,753)
Other gains (losses) and provisions	(332)	(620)	(304)	(491)	(466)	(471)	(952)	(937)
Underlying profit before tax	**1,652**	**1,770**	**3,113**	**2,664**	**3,838**	**3,790**	**3,422**	**7,628**
Underlying consolidated profit	**502**	**1,603**	**2,018**	**1,748**	**2,502**	**2,468**	**2,105**	**4,970**
Underlying attributable profit	**200**	**1,464**	**1,726**	**1,434**	**2,150**	**2,055**	**1,664**	**4,205**
Net capital gains and provisions*	(45)	(12,662)	(25)	(1,142)	(532)	2	(12,707)	(530)
Attributable profit	155	(11,198)	1,701	292	1,618	2,057	(11,044)	3,675

(*) Including:
in Q1'20, restructuring costs
in Q2'20, adjustment to the valuation of goodwill, adjustment has been made to deferred tax assets of the Spanish consolidated fiscal group and restructuring costs and other in Q4'20, restructuring costs and other
in Q1'21, restructuring costs

Santander

64

65 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 2,378 2,330 2,534 2,670 2,645 2,751 4,708 5,396 Net fee income 1,128 942 961 968 1,072 1,086 2,071 2,157 Gains (losses) on financial transactions and other 212 125 388 37 432 106 337 538 Total income 3,718 3,398 3,883 3,675 4,149 3,942 7,115 8,091 Operating expenses (2,175) (2,038) (2,046) (2,015) (2,071) (2,072) (4,213) (4,144) Net operating income 1,543 1,359 1,837 1,659 2,077 1,870 2,902 3,947 Net loan-loss provisions (1,004) (677) (735) (927) (595) (606) (1,681) (1,202) Other gains (losses) and provisions (236) (186) (177) (371) (251) (344) (422) (595) Underlying profit before tax 303 496 925 361 1,231 919 799 2,150 Underlying consolidated profit 202 360 660 268 829 616 563 1,445 Underlying attributable profit 193 336 628 256 826 599 529 1,426 Europe (EUR mn)

66 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 2,356 2,343 2,565 2,706 2,652 2,744 4,699 5,396 Net fee income 1,119 943 964 971 1,073 1,084 2,062 2,157 Gains (losses) on financial transactions and other 213 122 388 35 432 106 335 538 Total income 3,688 3,408 3,917 3,712 4,156 3,935 7,096 8,091 Operating expenses (2,158) (2,048) (2,069) (2,038) (2,077) (2,067) (4,206) (4,144) Net operating income 1,529 1,360 1,847 1,674 2,080 1,868 2,890 3,947 Net loan-loss provisions (998) (682) (742) (932) (596) (606) (1,680) (1,202) Other gains (losses) and provisions (234) (184) (180) (373) (249) (346) (418) (595) Underlying profit before tax 297 494 926 369 1,234 916 792 2,150 Underlying consolidated profit 199 358 661 274 830 615 557 1,445 Underlying attributable profit 189 335 630 262 828 598 524 1,426 Europe (Constant EUR mn)

67 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 925 931 1,034 1,067 1,019 1,015 1,856 2,034 Net fee income 643 535 562 573 587 617 1,178 1,204 Gains (losses) on financial transactions and other 220 96 204 (8) 178 62 316 240 Total income 1,789 1,562 1,800 1,632 1,785 1,693 3,350 3,478 Operating expenses (944) (896) (893) (873) (867) (852) (1,841) (1,719) Net operating income 844 665 907 759 918 842 1,509 1,759 Net loan-loss provisions (628) (313) (449) (611) (449) (492) (941) (941) Other gains (losses) and provisions (104) (115) (112) (128) (129) (147) (219) (276) Underlying profit before tax 112 237 346 20 340 202 350 542 Underlying consolidated profit 90 160 246 20 243 147 250 390 Underlying attributable profit 90 161 246 20 243 147 251 390 Spain (EUR mn)

68 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 820 796 905 983 1,001 1,100 1,616 2,100 Net fee income 190 94 115 96 120 117 284 238 Gains (losses) on financial transactions and other (3) 1 14 (31) (10) (6) (2) (16) Total income 1,007 891 1,034 1,048 1,111 1,211 1,898 2,322 Operating expenses (686) (631) (620) (601) (652) (648) (1,317) (1,299) Net operating income 321 259 414 447 459 563 580 1,023 Net loan-loss provisions (178) (223) (179) (97) (18) 86 (401) 68 Other gains (losses) and provisions (71) (5) (30) (150) (31) (63) (76) (94) Underlying profit before tax 72 31 205 200 410 587 103 997 Underlying consolidated profit 52 19 149 171 294 399 71 693 Underlying attributable profit 52 19 149 171 294 399 71 693 United Kingdom (EUR mn)

69 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 706 706 818 885 874 948 1,412 1,823 Net fee income 163 85 104 87 105 101 248 206 Gains (losses) on financial transactions and other (2) 1 13 (27) (8) (5) (2) (14) Total income 867 791 934 945 971 1,044 1,659 2,015 Operating expenses (591) (560) (562) (543) (569) (558) (1,151) (1,128) Net operating income 276 231 372 402 401 486 507 887 Net loan-loss provisions (153) (197) (163) (89) (16) 75 (350) 59 Other gains (losses) and provisions (61) (5) (27) (134) (27) (54) (67) (81) Underlying profit before tax 62 28 182 179 358 507 90 865 Underlying consolidated profit 45 17 133 153 257 345 62 602 Underlying attributable profit 45 17 133 153 257 345 62 602 United Kingdom (GBP mn)

70 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 202 197 193 195 193 192 399 384 Net fee income 101 90 94 103 99 110 191 210 Gains (losses) on financial transactions and other 47 30 25 19 135 1 77 136 Total income 350 317 312 317 427 303 668 730 Operating expenses (151) (145) (146) (149) (146) (143) (296) (289) Net operating income 199 172 166 168 281 160 372 441 Net loan-loss provisions (80) (24) (47) (42) (35) (35) (105) (69) Other gains (losses) and provisions (21) (16) 1 7 (13) (11) (37) (24) Underlying profit before tax 98 132 120 133 234 114 230 347 Underlying consolidated profit 68 92 83 95 161 78 160 239 Underlying attributable profit 68 92 83 95 161 78 160 239 Portugal (EUR mn)

71 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 296 251 246 243 240 250 547 490 Net fee income 116 104 112 120 127 126 220 253 Gains (losses) on financial transactions and other (48) 23 35 24 (10) 41 (25) 31 Total income 365 377 394 388 357 417 742 774 Operating expenses (172) (143) (161) (154) (158) (163) (315) (321) Net operating income 193 235 233 234 199 254 428 453 Net loan-loss provisions (95) (89) (65) (81) (68) (45) (184) (113) Other gains (losses) and provisions (36) (40) (32) (87) (72) (126) (76) (198) Underlying profit before tax 62 105 136 66 58 83 167 141 Underlying consolidated profit 32 74 100 34 26 49 106 75 Underlying attributable profit 23 51 68 20 21 34 73 54 Poland (EUR mn)

72 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 1,279 1,134 1,095 1,096 1,090 1,131 2,413 2,221 Net fee income 503 467 498 541 576 573 970 1,149 Gains (losses) on financial transactions and other (206) 95 156 109 (46) 187 (111) 141 Total income 1,576 1,696 1,749 1,746 1,621 1,891 3,272 3,511 Operating expenses (742) (645) (714) (694) (718) (739) (1,387) (1,457) Net operating income 834 1,051 1,036 1,052 902 1,151 1,886 2,054 Net loan-loss provisions (411) (399) (291) (363) (309) (205) (810) (514) Other gains (losses) and provisions (155) (181) (141) (390) (329) (570) (337) (899) Underlying profit before tax 268 470 603 300 265 376 738 641 Underlying consolidated profit 140 329 442 154 116 223 469 339 Underlying attributable profit 98 225 302 93 93 153 323 246 Poland (PLN mn)

73 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 134 155 155 182 192 195 289 387 Net fee income 78 120 78 75 138 115 198 253 Gains (losses) on financial transactions and other (5) (24) 109 32 139 8 (29) 147 Total income 207 251 343 290 469 318 458 787 Operating expenses (222) (223) (226) (238) (249) (267) (445) (515) Net operating income (15) 28 116 52 221 51 13 272 Net loan-loss provisions (23) (29) 5 (97) (26) (121) (51) (146) Other gains (losses) and provisions (4) (9) (4) (12) (6) 2 (13) (3) Underlying profit before tax (42) (10) 117 (58) 189 (67) (52) 122 Underlying consolidated profit (40) 15 81 (52) 106 (58) (25) 48 Underlying attributable profit (40) 14 81 (51) 108 (60) (26) 49 Other Europe (EUR mn)

74 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 133 151 155 182 192 195 284 387 Net fee income 75 118 78 75 138 114 193 253 Gains (losses) on financial transactions and other (6) (25) 109 32 139 9 (31) 147 Total income 202 244 342 289 469 318 445 787 Operating expenses (218) (219) (225) (237) (250) (266) (437) (515) Net operating income (16) 25 117 52 219 53 9 272 Net loan-loss provisions (22) (30) 6 (97) (26) (120) (52) (146) Other gains (losses) and provisions (5) (7) (6) (12) (4) 0 (12) (3) Underlying profit before tax (43) (12) 117 (57) 190 (67) (55) 122 Underlying consolidated profit (41) 13 81 (51) 105 (57) (28) 48 Underlying attributable profit (42) 14 81 (50) 108 (59) (29) 49 Other Europe (Constant EUR mn)

75 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 2,261 2,079 2,076 2,055 2,005 2,010 4,339 4,015 Net fee income 464 405 413 402 451 410 869 861 Gains (losses) on financial transactions and other 216 227 194 242 313 299 443 612 Total income 2,941 2,711 2,683 2,699 2,768 2,719 5,651 5,487 Operating expenses (1,230) (1,123) (1,109) (1,215) (1,149) (1,194) (2,353) (2,343) Net operating income 1,711 1,587 1,574 1,484 1,620 1,525 3,299 3,145 Net loan-loss provisions (1,246) (1,123) (775) (773) (393) (195) (2,368) (588) Other gains (losses) and provisions (14) (38) (24) (57) (20) 8 (52) (12) Underlying profit before tax 452 427 774 654 1,207 1,338 878 2,545 Underlying consolidated profit 337 369 528 500 910 1,014 706 1,924 Underlying attributable profit 282 334 439 417 773 854 616 1,628 North America (EUR mn)

76 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 2,057 1,993 2,076 2,047 2,009 2,006 4,049 4,015 Net fee income 422 396 419 401 453 408 818 861 Gains (losses) on financial transactions and other 198 211 189 237 313 299 409 612 Total income 2,677 2,599 2,685 2,686 2,775 2,713 5,276 5,487 Operating expenses (1,119) (1,075) (1,112) (1,208) (1,151) (1,191) (2,195) (2,343) Net operating income 1,557 1,524 1,573 1,477 1,623 1,522 3,081 3,145 Net loan-loss provisions (1,136) (1,062) (786) (777) (395) (193) (2,197) (588) Other gains (losses) and provisions (13) (36) (24) (55) (20) 8 (48) (12) Underlying profit before tax 409 427 762 645 1,208 1,336 835 2,545 Underlying consolidated profit 305 365 523 492 911 1,012 670 1,924 Underlying attributable profit 255 331 438 411 775 853 586 1,628 North America (Constant EUR mn)

77 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 1,462 1,429 1,406 1,348 1,337 1,326 2,891 2,663 Net fee income 250 215 218 206 241 191 465 432 Gains (losses) on financial transactions and other 217 157 206 247 324 318 374 641 Total income 1,929 1,801 1,830 1,801 1,902 1,835 3,730 3,737 Operating expenses (809) (776) (722) (772) (748) (783) (1,585) (1,531) Net operating income 1,120 1,024 1,108 1,029 1,154 1,052 2,144 2,206 Net loan-loss provisions (972) (832) (572) (561) (165) 9 (1,804) (156) Other gains (losses) and provisions (6) (30) (20) (37) (15) 15 (36) 0 Underlying profit before tax 141 163 515 431 974 1,076 305 2,050 Underlying consolidated profit 99 170 333 330 739 817 269 1,556 Underlying attributable profit 60 151 259 260 616 674 211 1,291 United States (EUR mn)

78 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 1,612 1,573 1,644 1,608 1,611 1,599 3,185 3,210 Net fee income 275 237 255 247 290 231 512 521 Gains (losses) on financial transactions and other 239 173 240 291 390 383 412 773 Total income 2,126 1,983 2,139 2,145 2,290 2,213 4,109 4,503 Operating expenses (892) (855) (846) (918) (901) (945) (1,747) (1,845) Net operating income 1,235 1,128 1,292 1,227 1,390 1,268 2,363 2,658 Net loan-loss provisions (1,072) (916) (683) (679) (199) 11 (1,988) (188) Other gains (losses) and provisions (7) (33) (24) (44) (18) 18 (39) 0 Underlying profit before tax 156 180 586 504 1,173 1,297 336 2,470 Underlying consolidated profit 109 188 381 386 890 985 296 1,875 Underlying attributable profit 66 166 296 305 743 813 232 1,555 United States (USD mn)

79 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 798 650 669 707 667 684 1,448 1,352 Net fee income 211 185 189 188 204 210 396 414 Gains (losses) on financial transactions and other (2) 70 (10) (4) (6) (16) 68 (23) Total income 1,007 905 848 891 865 878 1,912 1,743 Operating expenses (415) (341) (375) (422) (373) (379) (756) (752) Net operating income 592 565 473 469 492 499 1,156 991 Net loan-loss provisions (273) (291) (203) (212) (228) (204) (564) (432) Other gains (losses) and provisions (8) (6) (4) (19) (5) (6) (14) (11) Underlying profit before tax 311 267 266 238 259 289 578 548 Underlying consolidated profit 237 201 200 185 196 221 438 417 Underlying attributable profit 220 186 185 171 182 205 406 387 Mexico (EUR mn)

80 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 17,484 16,706 17,310 17,322 16,360 16,503 34,190 32,863 Net fee income 4,617 4,719 4,868 4,596 4,995 5,077 9,336 10,072 Gains (losses) on financial transactions and other (51) 1,658 (194) (91) (156) (399) 1,607 (556) Total income 22,049 23,083 21,984 21,827 21,199 21,181 45,133 42,380 Operating expenses (9,088) (8,749) (9,654) (10,327) (9,139) (9,140) (17,837) (18,279) Net operating income 12,962 14,334 12,330 11,500 12,060 12,041 27,296 24,101 Net loan-loss provisions (5,985) (7,336) (5,339) (5,194) (5,582) (4,921) (13,321) (10,502) Other gains (losses) and provisions (167) (166) (109) (470) (127) (151) (333) (278) Underlying profit before tax 6,810 6,832 6,881 5,836 6,351 6,970 13,642 13,321 Underlying consolidated profit 5,191 5,149 5,170 4,529 4,810 5,339 10,340 10,150 Underlying attributable profit 4,814 4,761 4,786 4,198 4,458 4,947 9,575 9,406 Mexico (MXN mn)

81 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income (0) 0 0 0 0 0 0 0 Net fee income 4 5 7 8 7 8 9 14 Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) (2) 1 (7) Total income 5 4 6 8 2 5 10 7 Operating expenses (6) (6) (13) (22) (28) (32) (12) (59) Net operating income (0) (2) (7) (14) (26) (26) (2) (52) Net loan-loss provisions (0) (0) (0) (0) (0) (0) (0) (0) Other gains (losses) and provisions (0) (2) (0) 0 (0) (0) (2) (1) Underlying profit before tax (1) (4) (7) (14) (26) (27) (4) (53) Underlying consolidated profit 2 (3) (5) (15) (25) (25) (1) (50) Underlying attributable profit 2 (3) (5) (15) (25) (25) (1) (50) Other North America (EUR mn)

82 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income (0) 0 0 0 0 0 0 0 Net fee income 4 5 7 8 7 8 9 14 Gains (losses) on financial transactions and other 2 (1) (2) (0) (5) (2) 1 (7) Total income 5 4 6 8 2 5 10 7 Operating expenses (6) (6) (13) (22) (28) (32) (12) (59) Net operating income (0) (2) (7) (14) (26) (26) (2) (52) Net loan-loss provisions (0) (0) (0) (0) (0) (0) (0) (0) Other gains (losses) and provisions (0) (2) (0) 0 (0) (0) (2) (1) Underlying profit before tax (1) (4) (7) (14) (26) (27) (4) (53) Underlying consolidated profit 2 (3) (5) (15) (25) (25) (1) (50) Underlying attributable profit 2 (3) (5) (15) (25) (25) (1) (50) Other North America (Constant EUR mn)

83 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 3,065 2,606 2,486 2,566 2,575 2,760 5,671 5,334 Net fee income 1,077 779 848 885 842 928 1,856 1,770 Gains (losses) on financial transactions and other 26 310 149 70 122 85 337 207 Total income 4,169 3,695 3,483 3,522 3,539 3,772 7,864 7,311 Operating expenses (1,492) (1,281) (1,250) (1,335) (1,219) (1,299) (2,773) (2,518) Net operating income 2,677 2,414 2,233 2,187 2,320 2,473 5,091 4,793 Net loan-loss provisions (1,325) (1,110) (787) (702) (683) (809) (2,435) (1,492) Other gains (losses) and provisions (142) (54) (71) (54) (132) (55) (196) (188) Underlying profit before tax 1,210 1,250 1,375 1,431 1,505 1,609 2,460 3,113 Underlying consolidated profit 796 781 832 935 905 1,014 1,577 1,919 Underlying attributable profit 700 682 731 794 773 871 1,382 1,645 South America (EUR mn)

84 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 2,408 2,395 2,454 2,635 2,598 2,736 4,803 5,334 Net fee income 832 722 826 896 850 920 1,553 1,770 Gains (losses) on financial transactions and other 24 275 147 72 125 82 300 207 Total income 3,264 3,392 3,428 3,603 3,573 3,738 6,656 7,311 Operating expenses (1,169) (1,178) (1,234) (1,371) (1,224) (1,294) (2,347) (2,518) Net operating income 2,095 2,214 2,194 2,232 2,349 2,444 4,309 4,793 Net loan-loss provisions (1,035) (1,030) (807) (737) (693) (799) (2,065) (1,492) Other gains (losses) and provisions (105) (53) (68) (61) (132) (55) (158) (188) Underlying profit before tax 955 1,131 1,320 1,434 1,524 1,590 2,086 3,113 Underlying consolidated profit 637 708 803 944 915 1,004 1,345 1,919 Underlying attributable profit 554 613 704 802 781 863 1,167 1,645 South America (Constant EUR mn)

85 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 2,270 1,813 1,756 1,786 1,780 1,919 4,083 3,700 Net fee income 869 614 664 677 632 698 1,483 1,330 Gains (losses) on financial transactions and other (3) 224 114 82 109 64 221 173 Total income 3,137 2,651 2,534 2,544 2,521 2,682 5,788 5,203 Operating expenses (1,004) (835) (805) (897) (723) (779) (1,839) (1,502) Net operating income 2,133 1,816 1,729 1,648 1,799 1,902 3,949 3,701 Net loan-loss provisions (1,066) (843) (569) (540) (549) (674) (1,909) (1,222) Other gains (losses) and provisions (127) (31) (68) (36) (96) (28) (158) (124) Underlying profit before tax 940 942 1,092 1,072 1,154 1,200 1,881 2,354 Underlying consolidated profit 571 533 611 636 624 684 1,105 1,308 Underlying attributable profit 517 478 550 568 562 619 995 1,180 Brazil (EUR mn)

86 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 11,100 10,725 11,066 11,446 11,744 12,228 21,825 23,972 Net fee income 4,250 3,679 4,167 4,324 4,169 4,450 7,929 8,619 Gains (losses) on financial transactions and other (14) 1,196 703 538 718 402 1,182 1,120 Total income 15,336 15,600 15,935 16,308 16,632 17,080 30,936 33,712 Operating expenses (4,907) (4,922) (5,065) (5,696) (4,767) (4,966) (9,829) (9,732) Net operating income 10,429 10,678 10,871 10,612 11,865 12,115 21,107 23,979 Net loan-loss provisions (5,214) (4,990) (3,752) (3,588) (3,619) (4,302) (10,205) (7,921) Other gains (losses) and provisions (621) (226) (428) (252) (633) (172) (846) (805) Underlying profit before tax 4,594 5,462 6,691 6,771 7,612 7,641 10,056 15,253 Underlying consolidated profit 2,794 3,111 3,760 4,008 4,118 4,359 5,904 8,478 Underlying attributable profit 2,526 2,792 3,386 3,583 3,704 3,944 5,318 7,648 Brazil (BRL mn)

87 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 448 425 420 494 497 511 873 1,009 Net fee income 92 74 74 94 95 96 166 190 Gains (losses) on financial transactions and other 12 85 38 6 22 30 98 53 Total income 553 584 532 594 614 637 1,137 1,252 Operating expenses (230) (228) (223) (219) (236) (245) (458) (481) Net operating income 322 356 310 375 378 392 678 771 Net loan-loss provisions (163) (183) (154) (94) (100) (82) (346) (182) Other gains (losses) and provisions 1 (2) 13 4 (1) 5 (1) 3 Underlying profit before tax 160 171 169 285 277 315 331 592 Underlying consolidated profit 138 129 125 236 222 246 267 467 Underlying attributable profit 97 86 86 163 153 169 183 321 Chile (EUR mn)

88 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 397,015 384,057 383,394 447,669 433,780 441,721 781,072 875,500 Net fee income 81,770 67,170 67,421 85,452 82,698 82,631 148,940 165,329 Gains (losses) on financial transactions and other 10,853 76,628 35,003 5,316 19,479 26,231 87,482 45,710 Total income 489,638 527,855 485,818 538,437 535,956 550,583 1,017,494 1,086,539 Operating expenses (204,237) (205,998) (203,043) (198,727) (205,743) (211,816) (410,236) (417,559) Net operating income 285,401 321,857 282,775 339,710 330,213 338,767 607,258 668,980 Net loan-loss provisions (144,587) (165,302) (140,381) (85,889) (87,495) (70,398) (309,889) (157,893) Other gains (losses) and provisions 739 (1,905) 11,526 3,859 (1,155) 4,015 (1,166) 2,860 Underlying profit before tax 141,553 154,650 153,920 257,680 241,563 272,384 296,203 513,946 Underlying consolidated profit 122,619 116,749 114,468 213,738 193,497 212,270 239,369 405,768 Underlying attributable profit 86,013 77,918 78,454 147,535 133,049 145,679 163,931 278,727 Chile (CLP mn)

89 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 241 261 218 192 204 235 502 440 Net fee income 76 56 70 71 74 87 132 161 Gains (losses) on financial transactions and other 1 (8) (14) (36) (16) (22) (6) (38) Total income 318 310 274 226 262 301 628 563 Operating expenses (186) (153) (152) (141) (171) (179) (339) (349) Net operating income 132 157 122 85 92 122 289 214 Net loan-loss provisions (75) (57) (46) (48) (14) (35) (132) (48) Other gains (losses) and provisions (14) (18) (17) (22) (34) (31) (32) (65) Underlying profit before tax 44 82 59 15 44 57 125 100 Underlying consolidated profit 34 75 52 18 46 63 110 108 Underlying attributable profit 34 75 52 18 45 62 109 108 Argentina (EUR mn)

90 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 16,991 22,846 24,646 29,613 22,035 27,866 39,837 49,901 Net fee income 5,327 5,132 7,611 10,109 7,977 10,342 10,459 18,318 Gains (losses) on financial transactions and other 89 (595) (1,349) (4,047) (1,686) (2,575) (506) (4,261) Total income 22,407 27,384 30,908 35,674 28,326 35,632 49,790 63,958 Operating expenses (13,112) (13,756) (17,093) (21,259) (18,420) (21,246) (26,867) (39,666) Net operating income 9,295 13,628 13,815 14,416 9,906 14,386 22,923 24,292 Net loan-loss provisions (5,266) (5,207) (5,417) (7,430) (1,503) (4,003) (10,473) (5,506) Other gains (losses) and provisions (953) (1,546) (1,821) (2,933) (3,691) (3,717) (2,499) (7,409) Underlying profit before tax 3,076 6,875 6,578 4,052 4,711 6,666 9,951 11,377 Underlying consolidated profit 2,421 6,276 5,807 4,089 4,918 7,387 8,697 12,305 Underlying attributable profit 2,405 6,234 5,759 4,047 4,888 7,339 8,639 12,227 Argentina (ARS mn)

91 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 106 107 91 94 93 93 213 186 Net fee income 40 34 40 43 41 46 74 88 Gains (losses) on financial transactions and other 16 9 11 19 7 13 24 19 Total income 162 149 143 157 141 152 311 293 Operating expenses (72) (65) (70) (78) (90) (96) (137) (185) Net operating income 90 85 73 79 51 57 175 108 Net loan-loss provisions (21) (27) (19) (20) (20) (19) (47) (39) Other gains (losses) and provisions (2) (2) 1 (0) (1) (1) (5) (2) Underlying profit before tax 67 55 55 59 30 37 123 67 Underlying consolidated profit 52 43 43 45 14 21 95 35 Underlying attributable profit 52 43 43 45 14 21 95 35 Other South America (EUR mn)

92 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 88 96 88 92 92 95 184 186 Net fee income 35 31 39 42 41 47 66 88 Gains (losses) on financial transactions and other 13 8 10 19 7 13 21 19 Total income 136 135 136 152 139 154 271 293 Operating expenses (61) (59) (67) (76) (89) (96) (121) (185) Net operating income 75 75 69 76 50 58 150 108 Net loan-loss provisions (17) (24) (18) (19) (20) (19) (41) (39) Other gains (losses) and provisions (2) (2) 1 (0) (1) (1) (4) (2) Underlying profit before tax 56 49 52 57 29 38 105 67 Underlying consolidated profit 43 38 40 43 13 22 81 35 Underlying attributable profit 43 38 40 43 13 22 81 35 Other South America (Constant EUR mn)

93 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 1,088 1,054 1,048 1,073 1,056 1,075 2,142 2,130 Net fee income 192 163 211 205 188 206 356 395 Gains (losses) on financial transactions and other 11 (4) 50 74 59 21 7 80 Total income 1,291 1,214 1,309 1,352 1,304 1,302 2,505 2,606 Operating expenses (596) (552) (585) (596) (600) (613) (1,148) (1,214) Net operating income 695 662 724 756 703 689 1,357 1,392 Net loan-loss provisions (331) (200) (222) (204) (166) (142) (531) (308) Other gains (losses) and provisions 40 23 (20) 6 (31) (45) 63 (76) Underlying profit before tax 404 485 482 558 506 502 889 1,008 Underlying consolidated profit 297 356 357 424 372 371 653 742 Underlying attributable profit 234 273 281 345 291 278 507 569 Digital Consumer Bank (EUR mn)

94 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 1,087 1,068 1,058 1,084 1,058 1,073 2,154 2,130 Net fee income 192 164 211 205 189 206 356 395 Gains (losses) on financial transactions and other 11 (4) 51 75 59 21 7 80 Total income 1,290 1,228 1,320 1,364 1,306 1,300 2,517 2,606 Operating expenses (595) (558) (589) (601) (601) (613) (1,153) (1,214) Net operating income 694 670 730 764 705 687 1,364 1,392 Net loan-loss provisions (331) (202) (224) (208) (166) (142) (533) (308) Other gains (losses) and provisions 40 23 (20) 7 (31) (45) 64 (76) Underlying profit before tax 404 491 486 562 507 501 895 1,008 Underlying consolidated profit 297 361 360 428 372 370 658 742 Underlying attributable profit 234 278 284 348 292 277 512 569 Digital Consumer Bank (Constant EUR mn)

95 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income (304) (354) (371) (345) (324) (355) (658) (679) Net fee income (9) (6) (11) (3) (5) (8) (15) (13) Gains (losses) on financial transactions and other 9 47 110 96 (41) (67) 56 (107) Total income (304) (313) (271) (252) (370) (430) (617) (800) Operating expenses (85) (82) (82) (80) (79) (81) (166) (160) Net operating income (389) (395) (353) (333) (449) (511) (784) (960) Net loan-loss provisions (3) (8) (16) (4) (154) (9) (11) (163) Other gains (losses) and provisions (20) (370) (12) (9) (33) (33) (391) (66) Underlying profit before tax (413) (773) (381) (345) (635) (553) (1,186) (1,188) Underlying consolidated profit (937) (188) (330) (389) (527) (534) (1,125) (1,061) Underlying attributable profit (1,031) (94) (330) (389) (527) (535) (1,125) (1,062) Corporate Centre (EUR mn)

96 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 8,004 7,272 7,280 7,500 7,472 7,766 15,276 15,238 Net fee income 2,058 1,536 1,707 1,685 1,709 1,753 3,595 3,462 Gains (losses) on financial transactions and other 108 263 444 165 355 292 371 647 Total income 10,171 9,071 9,431 9,349 9,536 9,811 19,242 19,347 Operating expenses (4,632) (4,191) (4,183) (4,280) (4,157) (4,247) (8,823) (8,404) Net operating income 5,538 4,880 5,248 5,069 5,378 5,564 10,418 10,942 Net loan-loss provisions (3,890) (2,862) (2,465) (2,415) (1,783) (1,726) (6,752) (3,509) Other gains (losses) and provisions (343) (219) (267) (409) (405) (463) (562) (868) Underlying profit before tax 1,306 1,799 2,516 2,246 3,190 3,375 3,105 6,565 Underlying consolidated profit 873 1,242 1,633 1,594 2,143 2,318 2,115 4,461 Underlying attributable profit 693 1,040 1,375 1,313 1,836 1,954 1,733 3,790 Retail Banking (EUR mn)

97 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 7,201 7,035 7,296 7,596 7,508 7,730 14,237 15,238 Net fee income 1,833 1,492 1,699 1,695 1,717 1,744 3,326 3,462 Gains (losses) on financial transactions and other 136 238 428 144 356 291 375 647 Total income 9,171 8,766 9,423 9,435 9,581 9,766 17,937 19,347 Operating expenses (4,247) (4,077) (4,196) (4,333) (4,170) (4,234) (8,324) (8,404) Net operating income 4,924 4,689 5,227 5,102 5,411 5,531 9,613 10,942 Net loan-loss provisions (3,486) (2,730) (2,502) (2,465) (1,795) (1,714) (6,215) (3,509) Other gains (losses) and provisions (302) (215) (268) (420) (404) (464) (517) (868) Underlying profit before tax 1,136 1,744 2,457 2,217 3,212 3,353 2,881 6,565 Underlying consolidated profit 772 1,211 1,607 1,580 2,153 2,307 1,983 4,461 Underlying attributable profit 603 1,013 1,354 1,300 1,846 1,944 1,616 3,790 Retail Banking (Constant EUR mn)

98 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 677 705 771 765 720 739 1,382 1,460 Net fee income 402 405 360 375 466 434 807 900 Gains (losses) on financial transactions and other 217 300 242 113 469 110 517 579 Total income 1,297 1,410 1,373 1,253 1,655 1,283 2,706 2,938 Operating expenses (528) (499) (488) (523) (526) (543) (1,027) (1,069) Net operating income 769 910 885 730 1,130 740 1,679 1,870 Net loan-loss provisions (6) (239) (40) (185) (47) (21) (245) (68) Other gains (losses) and provisions (15) (28) (20) (72) (25) 31 (42) 6 Underlying profit before tax 748 644 825 472 1,058 750 1,392 1,808 Underlying consolidated profit 528 465 585 339 740 534 993 1,274 Underlying attributable profit 494 434 554 316 704 494 928 1,197 Corporate & Investment Banking (EUR mn)

99 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 607 674 765 775 721 738 1,281 1,460 Net fee income 365 395 356 380 467 433 760 900 Gains (losses) on financial transactions and other 181 271 251 128 470 108 452 579 Total income 1,153 1,340 1,372 1,283 1,658 1,280 2,493 2,938 Operating expenses (489) (487) (489) (527) (526) (542) (976) (1,069) Net operating income 664 853 884 756 1,132 737 1,517 1,870 Net loan-loss provisions (5) (237) (42) (183) (47) (21) (243) (68) Other gains (losses) and provisions (14) (27) (20) (68) (25) 31 (41) 6 Underlying profit before tax 645 588 821 506 1,061 747 1,233 1,808 Underlying consolidated profit 458 426 582 362 741 533 884 1,274 Underlying attributable profit 429 398 551 338 705 493 827 1,197 Corporate & Investment Banking (Constant EUR mn)

100 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 109 93 92 100 88 91 202 179 Net fee income 308 269 279 296 297 316 578 612 Gains (losses) on financial transactions and other 133 99 102 149 117 113 232 229 Total income 550 462 474 545 502 519 1,012 1,021 Operating expenses (237) (212) (207) (216) (220) (227) (449) (447) Net operating income 313 250 266 329 281 293 563 574 Net loan-loss provisions (6) (6) (11) (5) (5) (3) (12) (8) Other gains (losses) and provisions (1) (2) (3) 7 (3) (1) (3) (5) Underlying profit before tax 307 242 252 331 273 288 548 561 Underlying consolidated profit 232 186 193 249 206 218 418 424 Underlying attributable profit 222 179 184 238 197 210 400 406 Wealth Management & Insurance (EUR mn)

101 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 100 89 92 101 88 91 188 179 Net fee income 290 263 278 297 297 315 553 612 Gains (losses) on financial transactions and other 122 98 103 149 117 112 220 229 Total income 512 450 473 547 503 518 962 1,021 Operating expenses (222) (206) (207) (217) (221) (226) (428) (447) Net operating income 290 244 265 331 282 292 534 574 Net loan-loss provisions (6) (6) (11) (5) (5) (3) (12) (8) Other gains (losses) and provisions (1) (2) (3) 7 (3) (1) (3) (5) Underlying profit before tax 283 236 251 332 273 288 519 561 Underlying consolidated profit 214 181 192 250 206 218 395 424 Underlying attributable profit 204 174 183 239 197 209 378 406 Wealth Management & Insurance (Constant EUR mn)

102 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 0 (1) 0 (0) (1) (1) (0) (2) Net fee income 94 78 88 103 81 127 171 209 Gains (losses) on financial transactions and other 7 (3) (8) (2) (14) (4) 4 (17) Total income 101 75 81 100 67 123 176 189 Operating expenses (95) (92) (113) (142) (136) (162) (188) (298) Net operating income 5 (18) (33) (42) (69) (40) (12) (108) Net loan-loss provisions (4) (3) (3) (2) (2) (2) (7) (5) Other gains (losses) and provisions 7 (6) (1) (2) (2) (3) 1 (5) Underlying profit before tax 8 (26) (37) (46) (73) (45) (18) (118) Underlying consolidated profit (1) (27) (34) (55) (72) (56) (28) (128) Underlying attributable profit (1) (27) (33) (55) (72) (56) (28) (127) PagoNxt (EUR mn)

103 PagoNxt (Constant EUR mn) Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 H1'20 H1'21 Net interest income 0 (0) 0 (0) (1) (1) (0) (2) Net fee income 75 74 88 102 82 126 150 209 Gains (losses) on financial transactions and other 7 (3) (7) (2) (14) (4) 4 (17) Total income 82 71 81 100 68 122 154 189 Operating expenses (84) (89) (112) (141) (136) (162) (172) (298) Net operating income (2) (17) (32) (42) (69) (40) (19) (108) Net loan-loss provisions (3) (3) (3) (2) (2) (2) (6) (5) Other gains (losses) and provisions 5 (5) (1) (2) (2) (3) (0) (5) Underlying profit before tax 0 (25) (36) (46) (73) (46) (25) (118) Underlying consolidated profit (5) (27) (33) (55) (72) (56) (32) (128) Underlying attributable profit (5) (27) (33) (55) (72) (56) (32) (127)

104 Appendix Primary segments and other countries Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

105 ❑ AFS: Available for sale ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ CET1: Common equity tier 1 ❑ C&I: Commercial and Industrial ❑ CIB: Corporate & Investment Bank ❑ COVID-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ GDP: Gross domestic product ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ LTV: Loan to Value ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MXN: Mexican Pesos ❑ n.a.: Not available ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ n.m.: Not meaningful ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ RE: Real Estate ❑ Repos: Repurchase agreements ❑ ROF: Gains on financial transactions ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SBNA: Santander Bank NA ❑ SCF: Santander Consumer Finance ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ SVR: Standard variable rate ❑ TDR: Troubled debt restructuring ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ UF: Unidad de fomento (Chile) ❑ YoY: Year-on-Year ❑ UX: User experience Glossary - Acronyms

106 Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 7 months from December to June. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Digital customers: every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales Glossary - Definitions

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 July 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer